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TRANSATLANTIC PETROLEUM CORP.     NEWS


LETTER OF INTENT SIGNED FOR US$40-45 MILLION CAPITAL INFUSION;
6 NEW OIL AND GAS PROJECTS AND ACCESS TO GAS-TO-LIQUIDS LICENSE

FOR IMMEDIATE RELEASE
---------------------

Calgary, Alberta (December 27, 2000) - TransAtlantic Petroleum Corp. (TSE:TNP.U) is pleased to announce that it has entered into a letter of intent providing for, subject to a number of conditions, a capital infusion of US$40-45 million, the acquisition of six new oil and gas exploration and production projects and access to a license for a gas-to-liquids conversion process.

The letter of intent is with the Protium Energy Group of Dallas, Texas, a privately owned group whose Chief Executive Officer is William C. Morris. Mr. Morris is also the Chairman of Dresser Engineering Company of Tulsa, Oklahoma.

The letter of intent provides for:

1) a 5:1 share consolidation (reverse stock split) of the outstanding shares of TransAtlantic;

2) a US$40-45 million private placement by TransAtlantic of units at US$1.00 per unit, with each unit to include 1 share of common stock.
         As part of the unit offering, TransAtlantic will pay a 10% fee and will issue 4 million share purchase warrants (2 million at US$1.50 with a 1 year term, 2 million at US$2.00 with a 3 year term). The letter of intent provides that the Protium Group will arrange for subscriptions for US$40 million of the private placement;

3) the acquisition by TransAtlantic from the Protium Group, for nominal consideration, of five new oil and gas exploration projects which have recently been acquired by the Protium Group, including a 50% participation in a 1.0 million acre concession offshore Cameroon, West Africa, a 40% interest in a 0.8 million acre concession in Pakistan, a 20% interest in a 3.6 million acre


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         concession in the Western Desert, Egypt, and two U.S. projects in
         Louisiana and Michigan;

4) TransAtlantic's entering into an agreement to acquire Protium Nigeria, a company that will own a 40% interest in a 62,500 acre Nigerian offshore concession containing substantial gas dominated reserves that the Protium Group and TransAtlantic believe are suitable for gas-to-liquids conversion. The purchase price for Protium Nigeria will be payable in common shares of TransAtlantic valued at US$1.00 per post-consolidation share, to a maximum of 35 million post-consolidation shares. The number of shares to be issued by TransAtlantic to acquire Protium Nigeria will be based, subject to the maximum, on the present value (discounted at 20%) of the proved reserves of Protium Nigeria as determined in an independent engineering report to be obtained from a mutually agreed upon engineering firm;

5) the Protium Group's making available to TransAtlantic a non-exclusive worldwide license from Dresser Engineering Company for a gas-to-liquids conversion process, with license fees to be paid on a site-specific basis when the licensed technology is utilized; and

6) the Protium Group's appointing a majority of the directors of TransAtlantic at the closing; the Protium Group intends to retain the current management team of TransAtlantic.

In each of the five exploration projects and in Protium Nigeria, TransAtlantic will be taking on minimum work commitments. Up to US$23 million of the proceeds from the common share private placement will be designated to meet these minimum commitments. The balance of the new capital will be used to fund TransAtlantic's current exploration and development projects in Egypt, Nigeria and the U.S. and for general corporate purposes.

TransAtlantic currently has outstanding approximately 81.1 million common shares (110.3 million common shares on a fully-diluted basis). Following completion of all of the proposed transactions, TransAtlantic will have a maximum of 91.2 million post-consolidation common shares outstanding (101.1 million post-consolidation shares on a fully-diluted basis).


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The agreement between TransAtlantic and the Protium Energy Group represents a significant opportunity for TransAtlantic to expand upon its key focal areas of West Africa and Egypt. The access to a gas-to-liquids conversion process will also increase the potential for TransAtlantic to monetize gas reserves within West Africa and in other areas of the world where stranded gas reserves are located.

The transactions contemplated by the letter of intent are subject to due diligence review by both sides, negotiation and execution of mutually agreeable definitive agreements, escrow of the private placement funds from the Protium Group no later than February 28, 2001, and shareholder and regulatory approvals. A meeting of the shareholders of TransAtlantic to approve the transactions is expected to be scheduled in March or April, 2001.

TransAtlantic is currently engaged in the exploration, development and production of crude oil and natural gas in Egypt, Nigeria and in the USA.

TRANSATLANTIC PETROLEUM CONTACTS:
---------------------------------
BARRY D. LASKER, PRESIDENT AND CHIEF EXECUTIVE OFFICER - (713) 626-9373 SCOTT LARSEN, ACTING CHIEF FINANCIAL OFFICER - (713) 626-9373
INTERNET: http://www.tapcor.com

STATEMENTS REGARDING ANTICIPATED OIL AND GAS PRODUCTION AND OTHER OIL AND GAS OPERATING ACTIVITIES, INCLUDING THE COSTS AND TIMING OF THOSE ACTIVITIES, ARE "FORWARD LOOKING STATEMENTS". THE STATEMENTS INVOLVE RISKS THAT COULD SIGNIFICANTLY IMPACT TRANSATLANTIC PETROLEUM CORP. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, ADVERSE GENERAL ECONOMIC CONDITIONS, OPERATING HAZARDS, DRILLING RISKS, INHERENT UNCERTAINTIES IN INTERPRETING ENGINEERING AND GEOLOGICAL DATA, COMPETITION, REDUCED AVAILABILITY OF DRILLING AND OTHER WELL SERVICES, FLUCTUATIONS IN OIL AND GAS PRICES AND PRICES FOR DRILLING AND OTHER WELL SERVICES AND GOVERNMENT REGULATION AND FOREIGN POLITICAL RISKS, AS WELL AS OTHER RISKS.

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

                                      -END-


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